Exhibit 99.1

ASCENDIS PHARMA A/S

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Page
Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income / (Loss) for the Three and Nine Months Ended September 30, 2017 and 2016	2
Unaudited Condensed Consolidated Interim Statements of Financial Position as of September 30, 2017 and December 31, 2016	3
Unaudited Condensed Consolidated Interim Statements of Changes in Equity at September 30, 2017 and 2016	4
Unaudited Condensed Consolidated Interim Cash Flow Statements for the Nine Months Ended September 30, 2017 and 2016	5
Notes to the Unaudited Condensed Consolidated Interim Financial Statements	6

Unaudited Condensed Consolidated Interim Statements of Profit or Loss

and Other Comprehensive Income / (Loss) for the Three and Nine Months Ended September 30

		Three Months Ended September 30		Nine Months Ended September 30
	Notes	2017	2016	2017	2016
		(EUR’000)		(EUR’000)
Revenue	4	434	1,169	1,250	3,563
Research and development costs		(29,067)	(16,510)	(71,555)	(46,031)
General and administrative expenses		(2,840)	(2,641)	(9,396)	(8,218)

Operating profit / (loss)		(31,473)	(17,982)	(79,701)	(50,686)
Finance income		165	18	453	1,491
Finance expenses		(2,809)	(347)	(10,765)	(3,111)

Profit / (loss) before tax		(34,117)	(18,311)	(90,013)	(52,306)
Tax on profit / (loss) for the period		240	57	291	249

Net profit / (loss) for the period		(33,877)	(18,254)	(89,722)	(52,057)

Other comprehensive income / (loss)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		(5)	(1)	41	6

Other comprehensive income / (loss) for the period, net of tax		(5)	(1)	41	6

Total comprehensive income / (loss) for the period, net of tax		(33,882)	(18,255)	(89,681)	(52,051)
Profit / (loss) for the period attributable to owners of the Company		(33,877)	(18,254)	(89,722)	(52,057)
Total comprehensive income / (loss) for the period attributable to owners of the Company		(33,882)	(18,255)	(89,681)	(52,051)

		EUR	EUR	EUR	EUR
Basic earnings / (loss) per share		(1.04)	(0.72)	(2.76)	(2.07)
Diluted earnings / (loss) per share		(1.04)	(0.72)	(2.76)	(2.07)
Number of shares used for calculation (basic)		32,607,497	25,196,006	32,513,641	25,165,855
Number of shares used for calculation (diluted) (1)		32,607,497	25,196,006	32,513,641	25,165,855

(1)	A total of 3,698,895 warrants outstanding as of September 30, 2017 can potentially dilute earnings per share in the future, but have not been included in the calculation of diluted earnings per share because they are antidilutive for the periods presented. Similarly, a total of 2,933,685 warrants outstanding as of September 30, 2016 are also considered antidilutive for the periods presented and have not been included in the calculation.

Unaudited Condensed Consolidated Interim Statements of Financial Position

	Notes	September 30, 2017	December 31, 2016
Assets		(EUR’000)
Non-current assets
Intangible assets		3,495	3,495
Property, plant and equipment		2,519	2,350
Deposits		284	268

		6,298	6,113

Current assets
Trade receivables		444	287
Other receivables		608	640
Prepayments		7,204	1,962
Income taxes receivable		1,194	740
Cash and cash equivalents		206,292	180,329

		215,742	183,958

Total assets		222,040	190,071

Equity and liabilities
Equity
Share capital	7	4,884	4,354
Other reserves		19,969	13,005
Retained earnings		177,297	159,254

Total equity		202,150	176,613

Current liabilities
Trade payables and other payables		19,591	13,078
Deferred income		94	94
Income taxes payable		205	286

		19,890	13,458

Total liabilities		19,890	13,458

Total equity and liabilities		222,040	190,071

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

	Share Capital	Foreign Currency Translation Reserve	Share- based Payment Reserve	Retained Earnings	Total
		(EUR’000)
Equity at December 31, 2016	4,354	(79)	13,084	159,254	176,613

Profit / (loss) for the period	—	—	—	(89,722)	(89,722)
Other comprehensive income / (loss), net of tax	—	41	—	—	41

Total comprehensive income / (loss)	—	41	—	(89,722)	(89,681)
Share-based payment (Note 6)	—	—	6,923	—	6,923
Capital increase	530	—	—	114,975	115,505
Cost of capital increase	—	—	—	(7,210)	(7,210)

Equity at September 30, 2017	4,884	(38)	20,007	177,297	202,150

	Share Capital	Foreign Currency Translation Reserve	Share- based Payment Reserve	Retained Earnings	Total
		(EUR’000)
Equity at December 31, 2015	3,374	(85)	5,763	111,277	120,329

Profit / (loss) for the period	—	—	—	(52,057)	(52,057)
Other comprehensive income / (loss), net of tax	—	6	—	—	6

Total comprehensive income / (loss)	—	6	—	(52,057)	(52,051)
Share-based payment (Note 6)	—	—	5,483	—	5,483
Capital increase	11	—	—	629	640

Equity at September 30, 2016	3,385	(79)	11,246	59,849	74,401

Unaudited Condensed Consolidated Interim Cash Flow Statements for the

Nine Months Ended September 30

	Notes	2017	2016
		(EUR’000)
Operating activities
Net profit / (loss) for the period		(89,722)	(52,057)
Reversal of finance income		(453)	(1,491)
Reversal of finance expenses		10,765	3,111
Reversal of tax charge		(291)	(249)

Adjustments for:
Share-based payment		6,923	5,483
Depreciation and amortization		537	504

Changes in working capital:
Deposits		(15)	5
Trade receivables		(157)	644
Other receivables		32	(1,533)
Prepayments		(5,243)	1,344
Trade payables and other payables		6,554	3,028
Deferred income		—	(2,234)

Cash flows generated from / (used in) operations		(71,070)	(43,445)
Finance income received		453	58
Finance expenses paid		(80)	(3)
Income taxes received / (paid)		(245)	(129)

Cash flows from / (used in) operating activities		(70,942)	(43,519)

Investing activities
Acquisition of property, plant and equipment		(706)	(570)

Cash flows from / (used in) investing activities		(706)	(570)

Financing activities
Capital increase		115,505	640
Cost of capital increase		(7,210)	—

Cash flows from / (used in) financing activities		108,295	640

Increase / (decrease) in cash and cash equivalents		36,647	(43,449)

Cash and cash equivalents at January 1		180,329	119,649
Effect of exchange rate changes on balances held in foreign currencies		(10,684)	(1,675)

Cash and cash equivalents at September 30		206,292	74,525

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 1—General Information

Ascendis Pharma A/S, together with its subsidiaries, is a biopharmaceutical company that utilizes our innovative TransCon technology to address significant unmet medical needs in rare diseases. We have created a portfolio of potential best-in-class rare disease endocrinology product candidates to address unmet medical needs by applying TransCon technology to parent drugs with clinical proof-of-concept. Ascendis Pharma A/S was incorporated in 2006 and is headquartered in Hellerup, Denmark. Unless the context otherwise requires, references to the “Company,” “we,” “us” and “our” refer to Ascendis Pharma A/S and its subsidiaries.

The address of the Company’s registered office is Tuborg Boulevard 5, DK-2900, Hellerup, Denmark.

On February 2, 2015, the Company completed an initial public offering, or IPO, which resulted in the listing of American Depositary Shares, or ADSs, representing the Company’s ordinary shares, under the symbol “ASND” in the United States on The NASDAQ Global Select Market.

The Company’s Board of Directors approved these unaudited condensed consolidated interim financial statements on November 16, 2017.

Note 2—Summary of Significant Accounting Policies

Basis of Preparation

The unaudited condensed consolidated interim financial statements of the Company are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”. Certain information and disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and as approved by the European Union (“IFRS”) have been condensed or omitted. Accordingly, these condensed consolidated interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2016 and accompanying notes, which have been prepared in accordance with IFRS.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the condensed consolidated interim financial statements are disclosed in Note 3.

Changes in Accounting Policies

The accounting policies applied when preparing these condensed consolidated interim financial statements have been applied consistently to all the periods presented, unless otherwise stated and are consistent with those of the Company’s most recent annual consolidated financial statements. A description of our accounting policies is provided in the Accounting Policies section of the audited consolidated financial statements as of and for the year ended December 31, 2016.

Note 3—Critical Accounting Judgments and Key Sources of Estimation Uncertainty

In the application of our accounting policies, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Critical judgments made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in our condensed consolidated financial statements relate to revenue recognition, share-based payment, internally generated intangible assets, and joint arrangements / collaboration agreements.

The key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year relate to impairment of goodwill and to recognition of accruals for manufacturing and clinical trial activities. There have been no changes to the application of significant accounting estimates, and no impairment losses have been recognized during the first nine months of 2017 or 2016.

The condensed consolidated interim financial statements do not include all disclosures for critical accounting estimates and judgments that are required in the annual consolidated financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2016.

Note 4—Revenue

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
	(EUR’000)		(EUR’000)
Revenue from the rendering of services	434	424	1,250	1,329
License income	—	745	—	2,234

Total revenue	434	1,169	1,250	3,563

Revenue from external customers (geographical)
U.S.	434	1,169	1,250	3,563

Total revenue	434	1,169	1,250	3,563

Note 5—Segment Information

We are managed and operated as one business unit. No separate business areas or separate business units have been identified in relation to product candidates or geographical markets. Accordingly, we do not disclose information on business segments or geographical markets, except for the geographical information on revenue included in Note 4.

Note 6—Warrants and Share-based Payment

Share-based payment

Ascendis Pharma A/S has established warrant programs, equity-settled share-based payment transactions, as an incentive for all of our employees, members of our Board of Directors and select external consultants.

Warrants are granted by the Board of Directors in accordance with authorizations given to it by the shareholders of Ascendis Pharma A/S. As of September 30, 2017, 5,470,312 warrants had been granted, of which 19,580 warrants have been cancelled, 1,552,604 warrants have been exercised, 2,168 warrants have expired without being exercised, and 197,065 warrants have been forfeited. As of September 30, 2017, our Board of Directors was authorized to grant up to 2,549,092 additional warrants to our employees, board members and select consultants without pre-emptive subscription rights for the shareholders of Ascendis Pharma A/S. Each warrant carries the right to subscribe for one ordinary share of a nominal value of DKK 1. The exercise price is fixed at the fair market value of our ordinary shares at the time of grant as determined by our Board of Directors. The exercise prices of outstanding warrants under our warrant programs range from €6.48 to €26.85 depending on the grant dates. Vested warrants may be exercised in two or four annual exercise periods. Apart from exercise prices and exercise periods, the programs are similar.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Warrant Activity

The following table specifies the warrant activity during the nine months ended September 30, 2017:

	Total Warrants	Weighted Average Exercise Price EUR
Outstanding at December 31, 2016	3,691,765	13.05

Granted during the period	225,500	23.95
Exercised during the period	(144,930)	8.74
Forfeited during the period	(73,440)	16.42
Expired during the period	—	—

Outstanding at September 30, 2017	3,698,895	13.82

Vested at the balance sheet date	1,885,559	11.00

Warrant Compensation Costs

Warrant compensation costs are determined with basis in the grant date fair value of the warrants granted and recognized over the vesting period.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
	(EUR’000)		(EUR’000)
Research and development costs	894	832	3,305	2,840
General and administrative expenses	1,018	786	3,618	2,643

Total warrant compensation costs	1,912	1,618	6,923	5,483

Note 7—Share Capital

The share capital of Ascendis Pharma A/S consists of 36,366,051 shares at a nominal value of DKK 1, all in the same share class.

On March 23, March 30, August 24, August 30, September 6, and September 8, 2017, an aggregate of 144,930 warrants were exercised, increasing the Company’s share capital from 32,421,121 shares to 32,566,051 shares.

On September 29, 2017, the Company completed the sale and issuance of 3,800,000 American Depositary Shares (“ADSs”), each representing one ordinary share, increasing the Company’s share capital from 32,566,051 shares to 36,366,051 shares.

Note 8—Subsequent Events

On October 5, the Company completed the exercise in full of the underwriters’ option to purchase additional ADSs pursuant to the underwriting agreement dated September 26, 2017. The Company issued and sold an aggregate of 570,000 ADSs to the underwriters. From this sale, the Company received net proceeds of approximately $19.0 million (€16.2 million at the date of closing), after deducting the underwriters’ commission and estimated offering expenses payable by the Company.

No other events have occurred after the balance sheet date that would have a significant impact on the results or financial position of the Company.